EXHIBIT 21

Subsidiaries of the Registrant

The Corporation had four subsidiaries as of January 1, 2003.

	Jurisdiction of Organization	Shares Owned by Corporation	Percent Voting Stock Held by Corporation
Community Trust Bank, Inc., Pikeville, Kentucky	United States	285,000 Common	100%

Community Trust and Investment Company, Lexington, Kentucky	United States	500 Common	100%

CTBI Preferred Capital Trust	Delaware	42,720 Common Trust Securities	100%

CTBI Preferred Capital Trust II	Delaware	77,320 Common Trust Securities	100%